UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: January 15, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date:	January 15, 2010	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

For Immediate Release 10-03-TR	Date: January 15, 2010

Teck Comments on Red Dog Permit Appeal

Vancouver - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) commented on an appeal filed today against the State of Alaska’s certification of a water discharge permit recently issued to Teck Alaska’s Red Dog Mine by the U.S. Environmental Protection Agency (“EPA”).

Two nonprofit law firms joined with local tribal and environmental organizations to file a request for an adjudicatory hearing with the State of Alaska of their appeal of the State’s certification of the National Pollution Discharge Elimination System (NPDES) permit (the mine’s main water discharge permit). The appeal asserts that certain permit provisions do not comply with the Clean Water Act. If successful, the appeal could result in revisions to the permit conditions or revocation of the permit. The organizations did not request that the permit be stayed, allowing the certification to remain in effect during adjudication of this specific appeal.

The certification was issued on December 15, 2009, when, in accordance with Section 401 of the Clean Water Act, the State of Alaska certified that the renewed NPDES permit would comply with all applicable State water quality regulations.

“The State and Federal agencies have just completed a very thorough review of water quality issues associated with Red Dog,” said Jim Kulas, Manager, Environmental and Public Affairs for Teck. “Based on years of data documenting a healthy downstream environment, in the agencies’ judgment, the permit will be fully protective of human health and the environment. Teck believes that the regulatory process has been robust and appropriate.”

The NPDES permit was issued by the EPA on January 8, 2010. The appeal period for the NPDES permit expires on February 16, 2010.

The Army Corps of Engineers permit for the Aqqaluk Deposit, the next ore body to be mined at Red Dog, is the only outstanding agency authorization for the next phase of mining at Red Dog. This permit is undergoing final agency review but has not yet been issued. There is no specific period established for an appeal of this permit.

Other state and local permits required for development of Aqqaluk were received in December. The appeal period for those permits has expired without appeal. As previously noted, development of the Aqqaluk Deposit at Red Dog could be delayed as a result of delays in permit issuance or appeals of permits issued. Any delay extending beyond the first quarter of 2010 will likely result in a reduction or interruption of Red Dog production.

Teck and its partner, indigenous landowner NANA Regional Corporation, Inc., continue to communicate with all stakeholders in an effort to respond to concerns raised and to mitigate the risk of an interruption to the Red Dog Operation.

"We are looking forward to completion of this process so that Red Dog can acquire the permits necessary to develop the Aqqaluk Deposit," said Rosie Barr, Resources Manager, NANA Regional Corporation, Inc. "It is my hope that the permitting process stays onschedule so thatthe essential economic, cultural and social benefits that are provided by the mine can continue. NANA is committed to working with the EPA and our partners at Teck to complete this process and to keepRed Dog operating for our people and the residents of Alaska for another 20 years.”

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information include statements regarding Teck’s expectations regarding the potential impact of permitting delays on future production from the Red Dog mine. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, potential appeals of regulatory actions, changes in regulations, court decisions, and operational mining risks. Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Jim Kulas

Manager, Environmental and Public Affairs, Red Dog Mine

phone: (907)426-9129/351-8866

email: Jim.Kulas@teck.com.

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